Form 6-K




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                      The Securities Exchange Act of 1934


                       Commission file number 0 - 017444


                                Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                             The following exhibit
                           is filed with this report
               Akzo Nobel Report for the second quarter of 2004

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                Akzo Nobel N.V.






Name     :  F.H. Hensel                  Name     :  J.J.M. Derckx
Title    :  Senior Vice President        Title    :  Director Corporate Control
            Finance



Dated    :  July 19, 2004

      Report for the 2nd quarter of 2004




Key figures

2nd quarter          Millions of euros (EUR)           January-June
-------------------  ------------------------------  -------------------------
2004    2003*  Ch.%                                  2004      2003*      Ch.%
-----   -----  ----                                ------     ------      -----
  216     201    7   Net income excl. nonrec. items   392        365        7
 0.76    0.70        - per share, in EUR             1.37       1.28

  112     180  (38)  Net income                       245        319      (23)
 0.39    0.63        - per share, in EUR             0.86       1.12

                     Sales
  808     888   (9)  Pharma                         1,629      1,772       (8)
1,397   1,411   (1)  Coatings                       2,628      2,673       (2)
1,147   1,133    1   Chemicals                      2,265      2,308       (2)
  (27)    (33)       Other                            (59)       (67)
-----   -----                                      ------     ------
3,325   3,399   (2)  Total                          6,463      6,686       (3)
-----   -----                                      ------     ------

                     Operating income ** (EBIT)
  117     146  (20)  Pharma                           272        287       (5)
  146     137    7   Coatings                         228        207       10
   93      79   18   Chemicals                        186        176        6
  (21)    (34)       Other                            (59)       (68)
-----   -----                                      ------     ------
  335     328    2   Total                            627        602        4
-----   -----                                      ------     ------
 10.1     9.6        Return on sales **, in %         9.7        9.0
  9.3     7.5        Interest coverage                9.2        7.3

                     Gearing                         0.99    0.92***
                                                            1.37****

                     Number of employees           63,950  64,580***
                                                          66,360****


Operational performance up; significant nonrecurring charges
- Pharma - going through tough times
- Coatings and Chemicals - clearly up due to autonomous growth and cost savings
- Net nonrecurring charges of EUR 104 million - restructurings and antitrust cases
- Chemicals divestments - on track
- Outlook unchanged - net income, excluding nonrecurring items and special benefits, below 2003


*    2003 figures have been adjusted for a minor regrouping
     of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  At December 31, 2003.
**** At June 30, 2003.
                                       1

      Report for the 2nd quarter of 2004


C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
2nd quarter               Millions of euros                                                  January-June
-----------------------  -------------------------------------------------------------    -----------------------
  2004      2003  Ch. %                                                                      2004     2003   Ch. %
------   ------   -----                                                                   -------  -------   -----
 3,325     3,399     (2)  Sales                                                             6,463    6,686      (3)
(2,990)   (3,071)         Operating costs                                                  (5,836)  (6,084)
------   -------                                                                          -------  -------
   335       328      2   Operating income * (EBIT)                                           627      602       4
   (36)      (44)         Financing charges                                                   (68)     (82)
------   -------                                                                          -------  -------
   299       284          Operating income * less financing charges                           559      520
   (82)      (89)         Taxes                                                              (164)    (157)
------   -------                                                                          -------  -------
                          Earnings * of consolidated companies, after
   217       195     11   taxes                                                               395      363       9
    10        14          Earnings * from nonconsolidated companies                            16       20
------   -------                                                                          -------  -------
   227       209          Earnings * before minority interest                                 411      383
   (11)       (8)         Minority interest                                                   (19)     (18)
------   -------                                                                          -------  -------
   216       201      7   Net income excluding nonrecurring items                             392      365       7
  (104)      (21)         Nonrecurring items, after taxes and minority interest              (147)     (46)
------   -------                                                                          -------  -------
   112       180          Net income                                                          245      319
------   -------                                                                          -------  -------
  10.1       9.6          Return on sales *, in %                                             9.7      9.0
   9.3       7.5          Interest coverage                                                   9.2      7.3

                          Basic/diluted net income excl. nonrecurring items per
  0.76      0.70          share **, in EUR                                                   1.37     1.28
  0.39      0.63          Basic/diluted net income per share **, in EUR                      0.86     1.12

   490       494     (1)  EBITDA                                                              939      931      1

   134       144          Capital expenditures                                                241      257
   143       154          Depreciation                                                        287      306


*    Excluding nonrecurring items.
** Diluted per share amounts are equal to the basic per share amounts with the exception of diluted net income excluding nonrecurring items per share for the second quarter of 2004, which was EUR 0.75, and net income per share for January-June 2004 and 2003, which were EUR 0.85 and EUR 1.11, respectively.
                                       2

      Report for the 2nd quarter of 2004


Operational performance up; significant nonrecurring losses
Net income excluding nonrecurring items in the second quarter rose 7% to EUR 216 million. Net income * per share was EUR 0.76 (2003: EUR 0.70). Including net nonrecurring losses of EUR 104 million, second-quarter net income was down 38% to EUR 112 million.

For the first half of 2004, net income excluding nonrecurring items amounted to EUR 392 million, up 7% on 2003. Taking into account net nonrecurring losses of EUR 147 million, net income decreased 23% to EUR 245 million.

Autonomous sales growth of 2%
Second-quarter sales of EUR 3.3 billion were slightly below last year. Autonomous growth at Coatings and Chemicals was more than offset by lower Pharma volumes, negative currency translation effects, and divestments. Sales developed as follows:

                                                  Currency       Acquisitions/
In %            Total     Volume       Price   translation         divestments
------------   ------    -------      ------   -----------       -------------
Pharma            (9)        (7)           1           (3)

Coatings          (1)          5           -           (1)                 (5)

Chemicals          1           2           2           (2)                 (1)

Akzo Nobel        (2)          1           1           (2)                 (2)


Operating income - up 2%
Operating income of EUR 335 million was up 2% on last year. The improved operational performance of Coatings and Chemicals and lower pension charges more than offset the earnings decline at Pharma and the negative currency translation effects. Earnings developed as follows:

                 Operating                  Change from 2nd quarter of 2003
                 income *               ----------------------------------------
Millions of      for 2nd quarter        Operational     Currency   Lower pension
euros            of 2004         Total  performance  translation         charges
-----------      ------------    -----  -----------  -----------   -------------
Pharma                   117       (29)         (27)         (5)               3
Coatings                 146         9           10          (4)               3
Chemicals                 93        14           12          (1)               3
Other **                 (21)       13           10           -                3
                 ------------    -----  -----------  -----------   -------------
Akzo Nobel               335         7            5         (10)              12


*    Excluding nonrecurring items.
** "Other" mainly comprises pension costs related to former employees of divested operations and results of the (intermediate) holding companies and the captive insurance companies.

      Report for the 2nd quarter of 2004


Currency translation effects were mainly caused by the weaker U.S. dollar and various Asian currencies.

Return on sales was 10.1%, against 9.6% in the second quarter of 2003.

Financing charges decreased substantially as a result of reduced net borrowings and lower foreign currency exchange rates. Interest coverage in the second quarter improved to 9.3 (2003: 7.5).

The effective tax rate decreased from 31% to 27%, due to incidental factors and changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies decreased from EUR 14 million to EUR 10 million, mainly attributable to the Chemicals joint ventures Methanor, FCC Brazil, and Eka Polymer Latex.

Workforce - down 1,440 from restructurings
At June 30, 2004, the Company had 63,950 employees, compared with 64,580 at year-end 2003. Restructurings at all three groups caused a decrease of 1,440, while growth of certain businesses, seasonal influences, and acquisitions and divestments on balance resulted in a workforce expansion of 810. Developments were as follows:

                    June 30,                            Other       December 31,
                        2004      Restructurings      changes               2003
-------------      ---------      --------------     --------       ------------
Pharma                19,920               (910)          150             20,680
Coatings              28,890               (260)          810             28,340
Chemicals             14,020               (240)         (150)            14,410
Other                  1,120                (30)                           1,150
                   ---------      --------------     --------        -----------
Akzo Nobel            63,950             (1,440)          810             64,580

      Report for the 2nd quarter of 2004


Nonrecurring items
In the second quarter of 2004, the Company registered net nonrecurring losses of EUR 104 million. The total net nonrecurring charges for the first half year aggregate EUR 147 million and break down as follows:

Millions of euros           Gross           Taxes         Net
------------------------  -------           -----       -----
Pharma                       (69)              21         (48)
Coatings                     (38)              13         (25)
Chemicals                    (17)               4         (13)
Other                        (47)               1         (46)
                           ------           -----       -----
Total                       (171)              39        (132)
Nonconsolidated companies                                 (15)
                                                        -----
Akzo Nobel                                               (147)


Pharma's nonrecurring losses mainly concern impairment and closure costs of the Organon production site in West Orange, New Jersey, restructuring charges at Diosynth, and costs related to the Remeron (R) court cases in the United States, for which in the first quarter a settlement with generic drug manufacturers was reached. The cases with the direct and indirect purchasers and the State Attorneys General are still ongoing, for which no provisions were recognized yet *.

Coatings' charges relate to the worldwide restructuring program at Car Refinishes, involving a workforce reduction of 600 jobs.

At Chemicals, nonrecurring charges were incurred for the closure of the Surface Chemistry site in Littleborough, United Kingdom.

The nonrecurring charge under Other predominantly consists of an addition to the provision-originally recognized in 2000-for the antitrust cases the Company is involved in *.

The loss for nonconsolidated companies concerns the settlement of certain guarantees for pensions, granted to Acordis at the time of its divestment.

Outlook unchanged - net income, excluding nonrecurring items and special benefits, below 2003
As a consequence of the ongoing negative developments in Pharma, despite somewhat more positive trends in Coatings and Chemicals, we confirm our earlier expressed expectation that full-year net income, excluding nonrecurring items, will be below 2003. This outlook takes the operational impact of the announced Chemicals divestments into account. The special benefit in 2003 from the asenapine cooperation of EUR 70 million, after taxes, is excluded in this comparison.


* Reference is made to the disclosures on pages 98 and 99 in the Akzo Nobel Annual Report 2003.
                                       5

      Report for the 2nd quarter of 2004

Pharma - going through tough times

2nd quarter                Millions of euros              January-June
----------------------     -----------------------------  ----------------------
2004       2003  Ch. %                                      2004      2003   Ch. %
----      -----  -----                                    ------     -----   -----
                           Sales
 502        576            Organon                         1,009     1,140
 254        243            Intervet                          511       496
  96        126            Diosynth                          198       231
 (44)       (57)           Intragroup sales/other            (89)      (95)
----       ----                                           ------    ------
 808        888    (9)     Total                           1,629     1,772     (8)

 117        146   (20)     Operating income * (EBIT)         272       287     (5)
14.5       16.4            Return on sales *, in %          16.7      16.2

32.1       32.2            S&D expenses as % of sales       32.2      32.4

14.6       16.5            R&D expenses as % of sales       15.4      16.4

 158        188   (16)     EBITDA                            358       372     (4)

  37         59            Capital expenditures               78       110

                           Invested capital                2,638   2,506**

                           Number of employees            19,920  20,680**


*  Excluding nonrecurring items.
** At December 31.


- Sales down - due to lower volumes and currencies
- Cost saving programs - on track
- Organon - facing tough times
  -  Remeron (R) - major decline due to generic competition
  -  infertility and HT products - sales under pressure
  -  gepirone ER - not approved by FDA
  -  contraceptives - NuvaRing (R) gathering momentum
  -  co-promotion for Avinza (R) - successful
- Intervet - autonomous growth of 6%
- Diosynth - suffering from overcapacity; restructurings progressing well

      Report for the 2nd quarter of 2004

Pharma is going through tough times. Sales in the second quarter decreased 9% to EUR 0.8 billion, due to generic competition in the United States for Remeron
(R), weaker key currencies, and lower sales for infertility and HT products. Operating income declined 20% to EUR 117 million. Return on sales was 14.5% (2003: 16.4%). In the first half of 2004, due to restructuring the workforce was reduced by 910. The restructuring and cost saving measures are clearly paying off, but did not offset the negative impact from lower Organon sales and the earnings decline at Diosynth. R&D expenses were temporarily somewhat lower this quarter.

The main products in Organon (Human Healthcare) developed as follows:

--------------------------  ----------------    ---------------------------
Millions of euros           Sales                Autonomous growth, %
                            2nd quarter 2004     on Q-2 2003    on Q-1 2004
                            ----------------    ---------------------------
Remeron (R) in U.S.                       14             (74)            (3)
Remeron (R) in rest of world              79               1            (10)
Contraceptives                           131               4              3
Puregon (R)/Follistim (R)                 71             (13)             7
Livial (R)                                41             (20)             4

In the United States, the effects of the generic competition for antidepressants Remeron (R) and Remeron (R) SolTab (R) are bottoming out. In the rest of the world, Remeron's autonomous sales growth was 1% compared to the second quarter of 2003, however down 10% compared to the first quarter of 2004. In June 2004, Organon was informed by the FDA that the antidepressant gepirone ER was "not approvable."
Sales for contraceptives were up, aided by NuvaRing (R) (contraceptive ring), which turned in second quarter 2004 sales of EUR 19 million (Q-2 2003: EUR 9 million; Q-1 2004: EUR 15 million).
Sales of Puregon (R)/Follistim (R) were down in the second quarter of 2004, mainly due to delivery problems in the United States and changed reimbursement policies of the healthcare providers in several important countries. Compared to the first quarter of 2004 sales were higher. The launch of Follistim (R)-AQ
(TM) cartridge in the United States was progressing well during the quarter. Livial (R) sales were impacted by the ongoing discussions about the results of studies on hormone therapies, but were better than in the first quarter of 2004.
The co-promotion with Ligand for their Avinza (R) is showing healthy growth.

The animal healthcare activities Intervet achieved 6% autonomous growth and turned in a satisfactory performance.

Diosynth (active pharmaceutical ingredients) is suffering from overcapacity in the industry and lower (captive) demand. The restructuring program affecting 350 jobs is progressing well. In June 2004, Diosynth and Human Genome Sciences reached an agreement on the process development and production of clinical quantities of a therapeutic monoclonal antibody. Diosynth will be responsible for technology transfer, scaling-up, and production in its new large-scale cell culture facility in Oss, the Netherlands.

      Report for the 2nd quarter of 2004

Coatings - clearly up due to autonomous growth and cost savings

2nd quarter                Millions of euros              January-June
-----------------------    -----------------------------  ------------------------
2004       2003   Ch. %                                       2004       2003   Ch. %
-----     -----   -----                                    -------     ------   -----
                           Sales
  544       534            Decorative Coatings                 972        952
  408       373            Industrial activities               781        735
  232       228            Car Refinishes/Nobilas              453        446
  227       214            Marine & Protective Coatings        446        418
  (14)       (2)           Intragroup sales/other              (24)        (7)
-----     -----                                            -------     ------
1,397     1,347       4    Total continued operations        2,628      2,544      3
             64            Impregnated papers                             129
-----     -----                                            -------     ------
1,397     1,411      (1)   Total                             2,628      2,673     (2)

  146       137       7    Operating income ** (EBIT)          228        207     10
 10.5       9.7            Return on sales **, in %            8.7        7.7

  181       174       4    EBITDA                              297        283      5

   29        26            Capital expenditures                 50         48

                           Invested capital                  2,208   2,043***

                           Number of employees              28,890  28,340***

*    2003 figures have been adjusted for a minor regrouping of
     activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  At December 31.


- Autonomous growth 5% - mainly Asia Pacific and U.S.
- Restructurings paying off - operating income up 7%
- Raw material prices - increasing
- Decorative Coatings - affected by a hesitant business climate in Europe
- Marine & Protective Coatings - star performer
- Industrial activities - solid growth
- Car Refinishes - pressure on margins; major worldwide restructuring announced
- Capital expenditures focused on Asia Pacific
- Various bolt-on acquisitions

      Report for the 2nd quarter of 2004


In the second quarter, sales of the ongoing Coatings activities grew 4% to EUR
1.4 billion. Autonomous sales growth was 5%, mainly attributable to volume growth. The negative currency impact was 1%.

Operating income rose 7% to EUR 146 million. Return on sales was 10.5% (2003:
9.7%). The contributions from cost savings and lower pension charges more than offset the negative impact of weaker currencies and higher raw material prices, which now are clearly showing an upward trend.

Marine & Protective Coatings, Industrial Finishes, and Powder Coatings improved further. The performance of Decorative Coatings is under pressure from a hesitant business climate in Western Europe and Turkey. Car Refinishes suffers from pressure on margins. In order to realign this business unit with the changing market conditions, a major worldwide restructuring was announced, affecting 600 jobs.

The restructuring programs are progressing well, resulting in a workforce reduction of 260 in the first half of 2004. In growth areas, such as Asia and Eastern Europe, and due to seasonal influences and acquisitions the workforce expanded by 810.

Capital expenditures of EUR 29 million (93% of depreciation) were slightly up compared to the previous year's level. Expenditures are especially directed toward participation in the booming growth in Asia. Two new multi-purpose sites for Industrial Finishes were recently opened in China. In May 2004, the Company announced the construction of a new Decorative Coatings factory in Vietnam.

In the second quarter several bolt-on acquisitions were completed or announced. Nobilas acquired the U.K.-based company Aon Motor Accident Management. This acquisition will secure a leading position for Nobilas in the U.K. market. The Company also announced that Decorative Coatings is to acquire Timpe & Mock, the second largest decorative paint wholesaler in Germany with annual sales of EUR 125 million. This is a major step in the Company's strategy to increase its presence in Germany, the largest coatings market in Europe.

In July 2004, Akzo Nobel signed a contract with the ALTANA Group under which it will acquire their Rhenacoat coil coatings business in France. This is a strategically important acquisition because it will provide Akzo Nobel with a dedicated coil coatings manufacturing facility in France, Europe's largest coil market.

Coatings is pruning its portfolio through selective divestments, which included the industrial resins business in France and the mirror coatings activities in Belgium.

      Report for the 2nd quarter of 2004


Chemicals - clearly up due to autonomous growth and cost savings

2nd quarter                       Millions of euros            January-June
-------------------------         ------------------------     -------------------------------
2004     2003*      Ch. %                                       2004         2003*       Ch. %
-----    -----     ------                                     ------        ------      ------
                                  Sales
  241      244                    Pulp & Paper Chemicals         478           520
  231      231                    Surface Chemistry              447           455
  201      202                    Functional Chemicals           401           410
  144      143                    Base Chemicals                 279           277
  121      122                    Polymer Chemical               241           252
  101       88                    Catalysts                      192           179
   77       73                    Resins                         150           146
   62       65                    Salt                           135           142
   43       43                    Energy                          86            86
  (74)     (78)                   Intragroup sales/other        (144)         (159)
-----    -----                                                ------        ------
1,147    1,133          1         Total                        2,265         2,308         (2)

   93       79         18         Operating income ** (EBIT)     186            17          6
  8.1      7.0                    Return on sales **, in %       8.2           7.6

  171      163          5         EBITDA                         339           339          -

   68       57                    Capital expenditures           112            93

                                  Invested capital             2,657       2,604***

                                  Number of employees         14,020      14,410***

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  At December 31.

- Autonomous growth of 4%
- Cost saving programs paying off - operating income up 18%
- Raw material and energy prices - increasing
- Functional, Polymer, and Pulp & Paper Chemicals, and Surface Chemistry - benefiting from restructurings and cost savings
- Salt and Base Chemicals - under pressure
- Divestment programs - on schedule

      Report for the 2nd quarter of 2004


Chemicals' second-quarter sales of EUR 1.1 billion were 1% higher than last year. With uncertain economic conditions persisting in the various regions and markets, volumes and prices were both up 2% from last year. Currency translation had a negative effect of 2%, while divestments resulted in a decrease of 1%.

Operating income jumped 18% to EUR 93 million. Return on sales was 8.1% (2003:
7.0%). The contributions from autonomous growth and cost savings as well as lower pension costs more than offset the negative effects of higher raw material and energy prices and weaker key currencies.

The restructuring programs are progressing well and resulted in a workforce decrease of 240 in the first half of 2004.

Functional Chemicals, Surface Chemistry, Polymer Chemicals, and Pulp & Paper Chemicals clearly benefited from their restructuring and cost saving programs as well as from growth of their activities. Catalysts achieved strong sales growth. Earnings of Salt were under pressure from high shipping costs in Asia, while Base Chemicals was affected by lower caustic prices.

Capital expenditures were up to EUR 68 million, equivalent to 93% of depreciation.

The divestments of Catalysts to Albemarle for EUR 625 million * and of Phosphorus Chemicals to Ripplewood Holdings for EUR 230 million * are expected to be completed in the third quarter of 2004. The divestment of Coating Resins is on track for completion in the last quarter of 2004.

In June 2004, the European Commission decided to allow the Dutch Government to support Akzo Nobel's plans to end chlorine transport by rail in the Netherlands in 2006. This decision makes it financially feasible for Akzo Nobel to start the relocation of chlorine factories. Under the plan, Akzo Nobel will invest around EUR 160 million in a new chlorine plant in Delfzijl. The Company will receive some EUR 65 million from the Dutch Government for the whole project.
















*    Free of cash and debt.

      Report for the 2nd quarter of 2004


C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
Millions of euros                                                              January-June
---------------------------------------------------------------------------   --------------------------------------
                                                                               2004                 2003
                                                                              ---------------      -----------------
                                     Total earnings before minority interest    264                  346
                                               Depreciation and amortization    312                  329
                                                                              -----                -----
                                                                   Cash flow    576                  675


                                                  Changes in working capital   (331)                (325)
                                                                 Impairments     30

                              Changes in provisions, deferred tax assets and
                                               accrued prepaid pension costs    (56)                 118
                                Retained income of nonconsolidated companies    (11)                 (16)
                                                               Other changes     (1)                   -
                                                                              -----                -----

                                             Net cash provided by operations              207                  452

                                                        Capital expenditures   (241)                (257)
                                                                Acquisitions    (22)                 (89)
                                                   Proceeds from divestments     44                   40
                                        Repayments nonconsolidated companies     81                   84
                                                               Other changes     (1)                  (1)
                                                                              -----                -----
                                      Net cash used for investing activities             (139)                (223)
                                                              Dividends paid             (270)                (268)
                                                                                        -----                -----

                                                               Funds balance             (202)                 (39)

                       Net cash (used for)/generated by financing activities             (138)                 624
                Effect of exchange rate changes on cash and cash equivalents                6                  (13)
                                                                                        -----                -----
                                         Change in cash and cash equivalents             (334)                 572
                                                                                        -----                -----


      Report for the 2nd quarter of 2004


Operational cash flow - lower due to payments for restructurings and pensions The funds balance for the first half year of 2004 was EUR 202 million negative (2003: EUR 39 million negative).

Cash flow from operations decreased from EUR 452 million to EUR 207 million in 2004, mainly due to significantly higher payments from provisions. These payments include significant restructuring expenditures and also the additional payment of EUR 50 million to the pension fund in the Netherlands in the first quarter of 2004. The seasonal increase of working capital was in line with the previous year.

Capital expenditures were reduced to EUR 241 million (2003: EUR 257 million), which is 84% of depreciation.

      Report for the 2nd quarter of 2004


C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
Millions of euros                                  June 30, 2004  December 31, 2003
------------------------------------------------   -------------  -----------------
                             Intangible assets *             595                590
                   Property, plant and equipment           3,884              3,967
                             Deferred tax assets             401                429
Deferred tax asset for minimum pension liability             371                361
               Other financial noncurrent assets           1,044              1,076

                                     Inventories           2,186              2,133
                                     Receivables           3,191              2,671
                       Cash and cash equivalents             393                727
                                                         -------            -------
                                           Total          12,065             11,954
                                                         -------            -------

                            Capital and reserves           3,392              3,326
                       Minimum pension liability            (851)              (824)
                                                         -------            -------

            Akzo Nobel N.V. shareholders' equity           2,541              2,502
                               Minority interest             139                140
                                                          -------           -------
                                          Equity           2,680              2,642

                                      Provisions           2,513              2,581
         Provision for minimum pension liability           1,379              1,342
                            Long-term borrowings           2,747              2,717
                           Short-term borrowings             306                441
                             Current liabilities           2,440              2,231
                                                        --------            -------
                                           Total          12,065             11,954
                                                        --------            -------

                                         Gearing            0.99               0.92

          Shareholders' equity per share, in EUR            8.89               8.76
       Number of shares outstanding, in millions           285.8              285.7





* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 166 million at June 30, 2004 and of EUR 165 million at December 31, 2003.

      Report for the 2nd quarter of 2004


C H A N G E S   I N   E Q U I T Y
                                  Capital     Minimum      Share-
                                  and         pension      holders'   Minority
                                  reserves    liability    equity     interest      Equity
------------------------------   ---------    ---------    --------   ---------     ------
Millions of euros
Situation at December 31, 2003       3,326        (824)       2,502         140      2,642
                        Income         245                      245          19        264
                      Dividend        (257)                    (257)        (13)      (270)
     Changes in exchange rates          78         (27)          51           3         54
  Changes in minority interest
               in subsidiaries                                              (10)       (10)
                                 ---------    ---------    --------   ---------     ------
    Situation at June 30, 2004       3,392        (851)       2,541         139      2,680
                                 ---------    ---------    --------   ---------     ------



Strong financial position
Invested capital at June 30, 2004, amounted to EUR 8.4 billion, EUR 0.2 billion higher than at December 31, 2003, mainly due to the seasonal increase of working capital and currency translation.

Equity was somewhat up, because first half year income and positive currency translation effects more than offset dividends paid. Net interest-bearing borrowings seasonally increased by EUR 0.2 billion. Gearing was 0.99 (December 31, 2003: 0.92; June 30, 2003: 1.37).


Arnhem, July 19, 2004                    The Board of Management

      Report for the 2nd quarter of 2004


The report for the 3rd quarter of 2004 will be published on October 19, 2004.

Note
The data in this report are unaudited.

(R) or (TM) indicates trademarks in one or more countries.

The 2003 comparative figures for Coatings and Chemicals have been adjusted for a minor regrouping of activities between these two segments.

Unless indicated otherwise, discussions in this report, such as on earnings developments, exclude nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, significant gains and losses on the disposal of businesses, and costs related to law suits and antitrust cases, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Safe Harbor Statement *
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.


* Pursuant to the U.S. Private Securities Litigation Reform Act 1995

Additional Information                               Akzo Nobel N.V.
The explanatory sheets used by the CFO during        Velperweg 76
the press conference can be viewed on Akzo           P.O. Box 9300
Nobel's Internet site at:                            6800 SB Arnhem
www.akzonobel.com/news/presentations.asp             The Netherlands
                                                     Tel.     + 31 26 366 4433
                                                     Fax      + 31 26 366 3250
                                                     E-mail   ACC@akzonobel.com
                                                     Internet www.akzonobel.com

                                       16